EXHIBIT 99.1

13 June 2022

BURFORD CAPITAL RAISES MORE THAN $1 BILLION IN THREE MONTHS
WITH NEW $350 MILLION POST-SETTLEMENT INVESTMENT FUND

Burford Capital Limited, the leading global finance and asset management firm focused on law, today announces the closing of the $350 million Burford Alternative Income Fund II LP ("BAIF II"), a new private fund focused on post-settlement investments. BAIF II will invest in settled litigation matters, monetizing a claimant's settlement and other associated legal receivables. The solution serves to meet the needs of law firms awaiting payment of their fees and clients eager to release cash from a settlement, who find it attractive to secure financing against those expected receipts.

Together with a recent new $360 million bond issue and the closing of a new $360 million pre-settlement investment fund, Burford has in total raised more than $1 billion within the past three months to fund the further growth of its business.

BAIF II's investment period runs until September 11, 2025, with a multi-year harvest period thereafter. BAIF II will generally pay management fees of 1.5% of invested capital, with performance fees of 12.5% after a 5% preferred return with a full catch-up. BAIF II is the successor to Burford's prior post-settlement funds, Burford Alternative Income Fund ("BAIF") founded in 2019 and BCIM Credit Opportunities LP ("COLP") founded in 2014. BAIF's investment period ended April 4, 2022, while COLP's investment period ended September 30, 2019. There is no investment in BAIF II from Burford's balance sheet.

Christopher Bogart, Burford Capital's chief executive officer, commented:

"We are delighted to close a new post-settlement fund, backed by a combination of existing and new Burford private fund LPs. BAIF II's investment strategy will mimic BAIF and COLP, helping clients manage the frequent and significant delays that occur between the point at which parties agree a settlement and the finalization of and payment under the settlement. The solution supports our aim of fulfilling client needs across the lifespan of a litigation matter's duration, from inception through to conclusion."

For further information, please contact:

Burford Capital Limited
For investor and analyst inquiries:
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176
For press inquiries:
David Helfenbein, Vice President, Public Relations - email	+1 (212) 235 6824

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

About Burford Capital
Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its principal offices in New York, London, Chicago, Washington, DC, Singapore, Sydney and Hong Kong.

For more information, please visit www.burfordcapital.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This release does not constitute an offer of any Burford fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided herein is for informational purposes only. Past performance is not indicative of future results. The information contained herein is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in the funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements
This announcement contains "forward-looking statements" within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements". In some cases, predictive, future-tense or forward-looking words such as "aim", "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "guidance", "intend", "may", "plan", "potential", "predict", "projected", "should" or "will" or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with, or furnish to, the US Securities and Exchange Commission, other information sent to our security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that our actual results of operations, including our financial position and liquidity, and the development of the industry in which we operate, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those we expect include those discussed under "Risk Factors" in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission on March 29, 2022 and other reports or documents that we file with, or furnish to, the US Securities and Exchange Commission from time to time. In addition, even if our results of operations, including our financial position and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results or developments in subsequent periods.

Except as required by law, we undertake no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.